Raiffeisen
INTERNATIONAL
Member of RZB Group

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

07026702

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

PROCESSED SUPPL
SEP 21 2007
THOMSON FINANCIAL

7th September 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 10th August 2007.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

RECEIVED
2007 SEP 19 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9/19

FILE NO. 82-34958

Corporate Presentation


Raiffeisen
INTERNATIONAL
Member of RZB Group

September 2007

Raiffeisen
INTERNATIONAL
Member of RZB Group

RI – The Leading Pure Play CEE Banking Group

Raiffeisen INTERNATIONAL
Member of RZB Group

Leadership

- Unique network of banks and leasing companies covering 16 CEE markets
- Top 3 bank by assets in 8 markets; in two of them No.1 bank
- Strong and well known brand "Raiffeisen"

Growth

- Proven ability to capitalise on leading positions in highest growth region of Europe: 10-year CAGR in total assets of approximately 40%
- Long term target of profitable asset growth at 2.5x nominal GDP growth rate

Profitability

- 1-6/2007 pre-tax ROE 26.6%; 5-year CAGR in net income of 55%*
- Excellent risk management: 5-year average risk/earnings ratio approximately 15%
- Cost efficiency: Cost/income ratio of 57.3% at the end of the first half of 2007

Business Strategy

- Clear focus on middle market and retail
- Growth drivers Southeastern Europe and CIS

* Excluding one-off effects

Unique CEE Banking Network in High Growth Markets

Raiffeisen INTERNATIONAL Member of RZB Group

RI Ideally Positioned in the CEE Region *

Customers	12.7 mn
Outlets	2,956
Employees	55,195

Total Assets Split by Geography *


Central Europe
(CE)
40%
Southeastern
Europe
(SEE)
32%
Commonwealth
of Independent
States
(CIS)
28%
Total assets:
€ 62.6 bn


Commonwealth of
Independent States "CIS"
Central Europe
"CE"
Southeastern Europe
"SEE"

*At 30/06/2007

Strong and Lasting Potential for Banking in CEE

Raiffeisen INTERNATIONAL Member of RZB Group



Average Nominal GDP Growth Rates
2006-2009E p.a.
Belarus 16.34%
Ukraine 16.02%
Russia 14.94%
Serbia 12.43%
CEE 12.30%
Bulgaria 11.74%
Romania 11.19%
Slovakia 10.88%
Bosnia & H. 9.82%
Albania 9.02%
Czech Rep. 8.50%
Hungary 8.18%
Poland 7.99%
Croatia 7.92%
Slovenia 7.79%
Ø Eurozone (EU-13)
4.65% p.a.



Credits to Households as % of GDP
Eurozone (EU-13) 2006: 54.1 %
CE: 2002 9.1%, 2003 10.8%, 2004 12.0%, 2005 14.3%, 2006 17.5%
SEE: 2002 6.7%, 2003 9.1%, 2004 11.1%, 2005 14.3%, 2006 17.7%
CIS: 2002 1.3%, 2003 2.4%, 2004 3.7%, 2005 5.7%, 2006 8.3%



Credits to Private Enterprises as % of GDP
Eurozone (EU-13) 2006: 45.9%
CE: 2002 17.0%, 2003 17.3%, 2004 16.8%, 2005 17.8%, 2006 20.0%
SEE: 2002 13.6%, 2003 15.0%, 2004 16.6%, 2005 18.5%, 2006 21.2%
CIS: 2002 14.8%, 2003 17.5%, 2004 18.7%, 2005 19.8%, 2006 22.5%

Source: Thomson Financial Datastream, wiiw, Raiffeisen Research, Local Central Bank

Dynamic and Continuous Expansion of the Network

Raiffeisen INTERNATIONAL
Member of RZB Group

- Successful greenfield expansion ...



Hungary
Poland
Czech Republic
Bulgaria
Russia
Romania
Serbia
Slovakia
Croatia
Ukraine
1987
1991
1993
1994
1996
1998
2000
2001
2002
2003
2004
2005
2006
Bosnia and Herzegovina
Slovenia
Kosovo
Belarus
Ukraine
Russia
Priorbank
Raiffeisen BANK AVAL
IMPEXBANK
Romania
Albania
Czech Republic
eBanka

- ... complemented by targeted and profitable acquisitions.

Aval and Impexbank Further Improve our Strategic Position in CEE

Raiffeisen INTERNATIONAL
Member of RZB Group



Market Position
No. of Countries
Top 1 - 3
8
Top 4 – 6
4
>6
3
Leadership in Highest Growth Markets
Albania
Serbia
Kosovo
Bosnia & H.
Ukraine
Belarus
Slovakia
Romania
Croatia
Bulgaria
Leading Presence in Profitable Growth Markets
Hungary
Czech Republic
Russia
Leading Foreign Bank in Russia
Russia
Slovenia
Poland
Ø Eurozone (EU-13) 4.65% p.a.
0%
2%
4%
6%
8%
10%
>12%
Average Nominal GDP Growth Rate 2006 - 2009E (p.a.)

Ukraine – An Important Future Market

Raiffeisen INTERNATIONAL
Member of RZB Group

- Raiffeisen International closed the sale of 100 per cent of its shares in JSCB Raiffeisenbank Ukraine to OTP Bank Zrt., Budapest, on 21st November 2006

- Raiffeisenbank Ukraine (now CJSC OTP Bank) had a balance sheet total of € 1.6 bn at the end of September 2006 and operated from 42 business outlets. The sales price amounted to € 650 mn

- JSCB Raiffeisenbank Ukraine was consolidated for 10 months in 2006 until the end of October

- The sale produced a one-off gain of € 486 mn, which has been entered into the accounts of the fourth quarter

- We will save on merger costs and accelerate the transformation of Raiffeisen Bank Aval

- Raiffeisen Bank Aval, which was acquired in October 2005, is the second-largest bank in Ukraine with a balance sheet total of € 5.3 bn and 1,278 business outlets and serviced about 3.9 mn customers at the end of June 2007


Райффайзен
БАНК АВАЛЬ
КИЇВСЬКА РЕГІОНАЛЬНА ДИРЕКЦІЯ

Transformation Timeline of Raiffeisen Bank Aval

Raiffeisen INTERNATIONAL Member of RZB Group


Get control, define strategy and plan initiatives
Project portfolio defined, implementation started
Start to improve network, prepare for centralization
Re-branding
Focus
2006
2007
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Strategic projects/ business building
Restructuring and modernizing
Implementation of Bankmaster
Expand further and explore new opportunities

Focus 2006:
Business Building and Core Banking System

Focus 2007:
Optimization and Restructuring

Transformation of Raiffeisen Bank Aval – Milestones and Outlook

2006 Milestones

- ✓ Phase 1 of transformation (strategy definition, organizational structure development and staffing, systems enhancement)
- ✓ Implementation of small and medium-sized enterprises/agro business model
- ✓ National re-branding campaign and re-branding of priority branches
- ✓ Branch network strategy development
- ✓ Enhancement of financial control (MIS, standardization of financial reporting)
- ✓ Streamlining of product portfolio

Outlook for 2007

- Improvement of pricing policy
- Implementation of new branch network model (new client segmentation and modern branch design)
- Becoming first in class in retail risk management
- Improvement of core branch processes and centralization of back office functions
- Finalization of core banking system roll-out
- Final implementation of new MIS system
- Management development and training and incentive/compensation system

Impexbank Deal Overview

- Signing took place on 31st January 2006 and Impexbank was consolidated to Raiffeisen International at the beginning of May 2006
- A total of USD 563 mn was paid for the acquisition of Impexbank, resulting in a price/book multiple of around 3.0x
- Impexbank serviced more than 842,000 personal banking customers and small and medium-sized enterprises with a nationwide network of 199 branches and offices at the end of June 2007
- Agreement on the purchase price enabled Raiffeisen International to speed up the merger of Impexbank with ZAO Raiffeisenbank Austria
- After the merger, the new bank will be named ZAO Raiffeisenbank


Райффайзен БАНК
БАНК
БАНКОМАТ

Impexbank Integration on Track with Legal Merger planned in 2007


2007
1 Q
2 Q
3 Q
4 Q
Legal Merger Preparation
Management Integration
Preparation of Unified Accounting and Controlling
Start Preparation for Ops/IT Integration
Business Transformation Projects in Corporate and Retail

- Capital increases in both banks finalized to support long-term growth
- Legal Merger procedure kicked-off with the goal to legally merge the two banks in 2007 (subject to approval of Central Bank)
- Joint Management operating, organizational structure defined and top managers nominated, middle managers to follow in the second quarter of 2007
- Key integration areas on track
- Re-branding of Impexbank branches to Raiffeisen brand under preparation

Strong Organic Growth Combined with High Profitability


Total Assets (€ bn)
11.5
14.4
20.1
28.9
40.7
55.9
2001
2002
2003
2004
2005
2006
Organic Growth
Acquisitions


Consolidated Profit in € mn
104
179
209
382
594*
1,182
55%
2002
2003
2004
2005
2006

* Excluding one-off effects

Substantial Increase in Retail Profit Contribution

Raiffeisen INTERNATIONAL
Member of RZB Group

Business Segment Breakdown of Profit before Tax (1-6/2006)



Treasury, Participations and Other 13%
Retail Customers 30%
€ 128 mn
€ 54 mn
€ 239 mn
Corporate Customers 57%

Total € 421 mn

Business Segment Breakdown of Profit before Tax (1-6/2007)



Treasury, Participations and Other 10%
Retail Customers 37%
€ 223 mn
€ 321 mn
Corporate Customers 53%

Total € 607 mn

Strong Profit Contribution from SEE/CIS

Raiffeisen INTERNATIONAL
Member of RZB Group

Regional Segment Breakdown of Profit before Tax (1-6/2006)


Central Europe
(CE)
36%
Commonwealth of Independent States (CIS)
33%
€ 140 mn
€ 151 mn
€ 130 mn
Southeastern Europe (SEE)
31%

Total € 421 mn

Regional Segment Breakdown of Profit before Tax (1-6/2007)


Central Europe
(CE)
35%
Commonwealth of Independent States (CIS)
29%
€ 174 mn
€ 212 mn
€ 220 mn
Southeastern Europe (SEE)
36%

Total € 607 mn

Retail – Rapid Growth in Customers and Profit

Raiffeisen INTERNATIONAL
Member of RZB Group

Retail Customers (mn)


CAGR 03-06: 56%
3.2
5.0
9.7
12.1
12.6
2003
2004
2005
2006
30/06/2007

Profit before Tax (€ mn)


-64
-24
43
118
264
223
2002
2003
2004
2005
2006
1-6/2007

Rapid Development of the Retail Business

- Start of region wide retail banking in 1999, break-even in 2004
- Largest profit growth of all business segments (+74% compared with H1/2006)
- H1/2007: 37% contribution to profit before tax
- 231 additional branches since H1/2006 (incl. 37 branches from new consolidations)
- One of the largest branch network of all western banks in CEE (2,956 branches)
- 16 times more branches compared to 2000

Development of Branch Network



185
494
604
722
916
2,443
2,848
2,956
2000
2001
2002
2003
2004
2005
2006
30/06/2007

Branch Expansion by 2009

Raiffeisen INTERNATIONAL Member of RZB Group



Slovenia 2007 H1: 14 2009 FY: 14
Czech Republic 2007 H1: 116 2009 FY: 140
Poland 2007 H1: 94 2009 FY: 128
Slovakia 2007 H1: 147 2009 FY: 181
Belarus 2007 H1: 71 2009 FY: 100
Hungary 2007 H1: 122 2009 FY: 166
Croatia 2007 H1: 53 2009 FY: 75
Russia 2007 H1: 250 2009 FY: 369
Bosnia and Herzegovina 2007 H1: 81 2009 FY: 98
Ukraine 2007 H1: 1,278 2009 FY: 1,278
Serbia 2007 H1: 77 2009 FY: 120
Romania 2007 H1: 337 2009 FY: 420
Kosovo 2007 H1: 34 2009 FY: 40
Albania 2007 H1: 94 2009 FY: 105
Total Branches * 2007 H1: 2,956 2009 FY: 3,474
Bulgaria 2007 H1: 129 2009 FY: 188

*Including leasing and other branches

Corporate – Strong and Stable Profit Contributor

Raiffeisen INTERNATIONAL Member of RZB Group

Average Volumes Corporate Customers (€ bn)



Loans CAGR 02-06: 31%
Deposits CAGR 02-06: 29%
5.6
4.2
7.3
5.3
8.8
6.4
12.7
9.4
16.6
11.6
2002
2003
2004
2005
2006
Loans ■ Deposits

Profitability



29.7%
30.0%
29.4%
26.9%
31.7%
154
221
230
337
467
2002
2003
2004
2005
2006
Profit before tax (€ mn) RoE (before tax)

Highlights of the 1st Half 2007

Raiffeisen INTERNATIONAL Member of RZB Group

ROE before Tax in %


23.7%
25.7%
26.5%*
30.6%
27.3%*
45.4%
25.5%
26.6%
1-3/2006
1-6/2006
1-9/2006
1-12/2006
1-3/2007
1-6/2007

Cost/Income Ratio in %


58.4%
57.4%
55.1%
64.4%
57.2%
57.5%
Q1/2006
Q2/2006
Q3/2006
Q4/2006
Q1/2007
Q2/2007

* Excluding one-off effects

Solid Growth in the First Six Months of 2007

Raiffeisen INTERNATIONAL
Member of RZB Group

Income Statement in € mn

	1-6/ 2007	1-6/ 2006	Growth in %
Net interest income	1,078.8	789.8	36.6%
Provisioning for possible loan losses	(153.3)	(125.0)	22.6%
Net commission income	572.2	415.6	37.7%
Trading profit/(loss)	79.3	71.3	11.2%
General administrative expenses	(1,002.7)	(744.2)	34.8%
Profit before Tax	606.6	421.0	44.1%
Consolidated Profit	401.4	289.2	38.8%

Financial Ratios

	1-6/ 2007	1-6/ 2006	Growth in %
Return on equity (ROE) before tax	26.6%	25.7%	0.9PP
Consolidated ROE	20.3%	20.8%	(0.5)PP
Cost/Income Ratio	57.3%	57.9%	(0.6)PP
Risk/Earnings Ratio	14.2%	15.8%	(1.6)PP
Earnings per share	€ 2.82	€ 2.03	€ 0.79

Profit before Tax in € mn



+ 44%
421
140
130
151
607
174
220
212
1-6/2006
1-6/2007
CE
SEE
CIS

Risk Management (I)

Net Provisioning Ratio (1)


0.86%
0.98%
0.81%
0.97 %
0.77%
2003
2004
2005
2006
1-6/2007

Non-performing Loans in % of Customer Loans


3.3%
2.4%
1.7%
2.1%
2.1%
2003
2004
2005
2006
1-6/2007

Non-performing Loans & Coverage Ratio(2)

	2003	2004	2005	2006	1-6/ 2007
Non-performing loans (€ mn)	382	378	422	737	879
Coverage Ratio	71.2%	96.9%	154.1%	118.3%	110.1%

Risk/Earnings Ratio


15.5%
17.1%
13.9%
17.5%
14.2%
2003
2004
2005
2006
1-6/2007

(1) New provisions for impairment losses/average risk weighted assets on the banking book
(2) Coverage Ratio = Total Risk Provisions/NPL

Risk Management (II)

Raiffeisen INTERNATIONAL Member of RZB Group

Development of Corporate Provisioning Ratio*


0.56%
0.88%
0.72%
0.70%
0.59%
2003
2004
2005
2006
1-6/2007

Development of Retail Provisioning Ratio*


1.56%
1.56%
1.70%
1.69%
1.27 %
2003
2004
2005
2006
1-6/2007

* Not consolidated

Outlook and Targets

- We expect our corporate customer business to make the largest contribution to overall profit again in 2007. We intend to intensify the focus on the mid-market segment this year. The focus within the fast developing retail division will be on further expansion of our network of branch offices, the development of alternative distribution channels and the accelerated sale of asset management and insurance products.
- For 2007 we target a consolidated profit of at least € 750 million.
- For the period to 2009, we target annual growth of our balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine.
- For the year 2009, we have set ourselves the goal to achieve a return on equity (ROE) before tax of more than 25 per cent, a cost/income ratio of below 58 per cent and a risk/earnings ratio of about 15 per cent.
- To further strengthen our capital base to support additional growth, we are currently *evaluating the possibility of a capital increase.*. *Depending on prevailing market* conditions, a capital increase could be implemented within the next six months.

Raiffeisen International Mid-Term Targets

ROE before Tax in %


22.2%
21.8%
27.3%*
26.6%
>25.0%
2004
2005
2006
1-6/2007
2009

Cost/Income Ratio in %


63.5%
61.6%
59.1%
57.3%
<58.0%
2004
2005
2006
1-6/2007
2009

Risk/Earnings Ratio in %


17.1%
13.9%
17.5%
14.2%
~15.0%
2004
2005
2006
1-6/2007
2009

* Excluding one-off effects

Appendix

Raiffeisen
INTERNATIONAL
Member of RZB Group

Experienced Management Team



Herbert Stepic, CEO
- Human Resources & Training
- Communications
- Internal Audit
- Legal & Compliance



Martin Grüll, CFO
- Investor Relations
- Group Controlling & Accounting
- Treasury Coordination & Asset Liability Management
- Strategic Portfolio Management
- Corporate Risk Management
- Retail Risk Management



Heinz Wiedner, COO
- Process & Productivity Management
- Organisation & Project Office
- Group IT
- Shared Service Centres & Country Coordination



Aris Bogdaneris, Retail
- Consumer Banking
- SE Banking
- Products & Marketing
- Sales & Distribution
- Affluent Banking



Peter Lennkh, Regions & Corporates
- Regional Office
- Corporate Relations & Banking Alliances
- Corporate Banking CEE
- Corporate Product
- Leasing International
- Real Estate Development



Rainer Franz
- Executive Development & Training

Share Price Development from IPO

Raiffeisen INTERNATIONAL
Member of RZB Group



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr-05
May-05
Jun-05
Jul-05
Aug-05
Sep-05
Oct-05
Nov-05
Dec-05
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07
Apr-07
May-07
Jun-07
Jul-07
Aug-07
Sept-07
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Share Information

- Traded on the Vienna Stock Exchange
- Prime Market Segment
- Indices: ATX, ATX Prime, ATX Five, DJ EURO STOXX, DJ STOXX 600, FTSEurofirst 300, MSCI
- 142,770,000 ordinary shares outstanding
- Approx. € 16.0 bn market capitalization (as of end-July 2007)
- 30 % free float
- ISIN Code AT0000606306
- Trading Symbols:

Vienna Stock Exchange	RIBH
Bloomberg	RIBH AV
Reuters	RIBH.VI

Shareholder structure


30% free float
Retail Investors 3.0%
Institutional Investors* 27.0%
RZB 70%

* Including IFC and EBRD

Financial calendar 2007/2008

Raiffeisen INTERNATIONAL
Member of RZB Group

2007

25 October	*Start of Quiet Period*
8 November	*Third Quarter Report, Conference Call*

2008

27 February	*Start of Quiet Period*
27 March	*Annual Report 2007, Analyst Conference, Conference Call*
24 April	*Start of Quiet Period*
8 May	*First Quarter Report, Conference Call*
10 June	*Annual General Meeting*
18 June	*Ex-Dividend and Dividend Payment Date*
24 July	*Start of Quiet Period*
7 August	*Semi-Annual Report, Conference Call*
23 October	*Start of Quiet Period*
6 November	*Third Quarter Report, Conference Call*

Contact

Susanne E. Langer

Vice President Investor Relations

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: susanne.langer@ri.co.at

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at


Raiffeisen BANK
Czech Republic
Croatia

Disclaimer

Raiffeisen INTERNATIONAL Member of RZB Group

- Certain statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete, to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to complete acquisitions or other projects on schedule and to integrate our acquisitions; (iv) uncertainties associated with general economic conditions particularly in CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligation, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor a marketing or sales activity for such securities in the United States or any other jurisdiction. Securities of Raiffeisen International have not been registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an exemption.
- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

FILE NO. 82-34958

Corporate Presentation



May 2007

Raiffeisen
INTERNATIONAL
Member of RZB Group

RI – The Leading Pure Play CEE Banking Group

Leadership

- Unique network of banks and leasing companies covering 16 CEE markets
- Top 3 bank by assets in 8 markets; in two of them No.1 bank
- Strong and well known brand "Raiffeisen"

Growth

- Proven ability to capitalise on leading positions in highest growth region of Europe: 10-year CAGR in total assets of approximately 40%
- Long term target of profitable asset growth at 2.5x nominal GDP growth rate

Profitability

- 1-3/2007 pre-tax ROE 25.5%; 5-year CAGR in net income of 55%*
- Excellent risk management: 5-year average risk/earnings ratio approximately 15%
- Cost efficiency: Cost/income ratio of 57.2% at the end of first quarter 2007

Business Strategy

- Clear focus on middle market and retail
- Growth drivers Southeastern Europe and CIS

* Excluding one-off effects

Unique CEE Banking Network in High Growth Markets

RI Ideally Positioned in the CEE Region *

Customers	12.4 mn
Outlets	2,890
Employees	53,880

Total Assets Split by Geography *



Southeastern Europe (SEE) 32%
Central Europe (CE) 41%
Commonwealth of Independent States (CIS) 27%

Total assets:
€ 59.6 bn



Commonwealth of Independent States "CIS"
Central Europe "CE"
South East Europe "SEE"

* At 31 March 2007

Strong and Lasting Potential for Banking in CEE



Average Nominal GDP Growth Rates
2006-2009E p.a.
Belarus 16.34%
Ukraine 16.26%
Serbia 14.82%
Russia 14.04%
Bulgaria 11.54%
Romania 11.19%
Slovakia 10.86%
Bosnia a. H. 9.82%
Albania 9.24%
Czech Rep. 8.35%
Hungary 8.00%
Croatia 7.71%
Poland 7.61%
Slovenia 7.56%
Ø Eurozone (EU-13)
4.4% p.a.

Source: Thomson Financial Datastream, wiiw, Raiffeisen Research, Local Central Bank



Credits to Households as % of GDP
Eurozone (EU-12) 2005: 52.5 %
CE: 2001 8.1%, 2002 9.2%, 2003 10.9%, 2004 12.1%, 2005 14.4%
SEE: 2001 5.0%, 2002 7.0%, 2003 9.5%, 2004 11.6%, 2005 15.0%
CIS: 2001 1.9%, 2002 2.5%, 2003 3.2%, 2004 3.7%, 2005 5.7%



Credits to Private Enterprises as % of GDP
Eurozone (EU-12) 2005: 42.7 %
CE: 2001 18.4%, 2002 17.2%, 2003 17.4%, 2004 17.0%, 2005 17.9%
SEE: 2001 11.9%, 2002 13.8%, 2003 15.1%, 2004 16.7%, 2005 18.8%
CIS: 2001 13.3%, 2002 14.8%, 2003 17.5%, 2004 18.9%, 2005 19.9%

Dynamic and Continuous Expansion of the Network

- Successful greenfield expansion ...

■ ... complemented by targeted and profitable acquisitions.



Hungary
Poland
Czech Republic
Bulgaria
Russia
Romania
Serbia
Slovakia
Croatia
Ukraine
1987
1991
1993
1994
1996
1998
2000
2001
2002
2003
2004
200.
2006
Bosnia and Herzegovina
Slovenia
Kosovo
Belarus
Ukraine
Russia
Romania
Albania
Czech Republic
Priorbank
Raiffeisen BANK AVAL
IMPEXBANK
eBanka

Aval and Impexbank Further Improve Our Strategic Position in CEE



Market Position
No. of Countries
Top 1 - 3
8
Top 4 - 6
4
>6
3
Leadership in Highest Growth Markets
Albania
Serbia
Kosovo
Bosnia & H.
Ukraine
Belarus
Slovakia
Romania
Croatia
Bulgaria
Leading Presence in Profitable Growth Markets
Czech Republic
Hungary
Russia
Leading Foreign Bank in Russia
Russia
Slovenia
Poland
Ø Eurozone (EU-13)
4.4% p.a.
0%
2%
4%
6%
8%
10%
>12%
Average Nominal GDP Growth Rate 2006 - 2009E (p.a.)

Ukraine – An Important Future Market

- Raiffeisen International closed the sale of 100 per cent of its shares in JSCB Raiffeisenbank Ukraine to OTP Bank Zrt., Budapest, on 21st November 2006
- Raiffeisenbank Ukraine (now CJSC OTP Bank) had a balance sheet total of € 1.6 bn at the end of September 2006 and operated from 42 business outlets. The sales price amounted to € 650 mn
- JSCB Raiffeisenbank Ukraine was consolidated for 10 months in 2006 until the end of October
- The sale produced a one-off gain of € 486 mn, which has been entered into the accounts of the fourth quarter
- We will save on merger costs and accelerate the transformation of Raiffeisen Bank Aval
- Raiffeisen Bank Aval, which was acquired in October 2005, is the second-largest bank in Ukraine with a balance sheet total of € 4.8 bn and 1,299 business outlets and serviced about 4 mn customers at the end of March 2007


Райффайзен
БАНК АВАЛЬ
КИЇВСЬКА РЕГІОНАЛЬНА ДИРЕКЦІЯ

Raiffeisen INTERNATIONAL
Member of RZB Group

Transformation Timeline of Raiffeisen Bank Aval

Get control, define strategy and plan initiatives

Project portfolio defined, implementation started

Start to improve network, prepare for centralization

Re-branding


Focus
2006
2007
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Strategic projects/ business building
Restructuring and modernizing
Implementation of Bankmaster
Expand further
and
explore
new opportunities

Focus 2006:
Business Building and Core Banking System

Focus 2007:
Optimization and Restructuring

Transformation of Raiffeisen Bank Aval – Milestones and Outlook

2006 Milestones

- ✓ Phase 1 of transformation (strategy definition, organizational structure development and staffing, systems enhancement)
- ✓ Implementation of small and medium-sized enterprises/agro business model
- ✓ National re-branding campaign and re-branding of priority branches
- ✓ Branch network strategy development
- ✓ Enhancement of financial control (MIS, standardization of financial reporting)
- ✓ Streamlining of product portfolio

Outlook for 2007

- Improvement of pricing policy
- Implementation of new branch network model (new client segmentation and modern branch design)
- Becoming first in class in retail risk management
- Improvement of core branch processes and centralization of back office functions
- Finalization of core banking system roll-out
- Final implementation of new MIS system
- Management development and training and incentive/compensation system

Impexbank Deal Overview

- Signing took place on 31st January 2006 and Impexbank was consolidated to Raiffeisen International at the beginning of May 2006
- A total of USD 563 mn was paid for the acquisition of Impexbank, resulting in a price/book multiple of around 3.0x
- Impexbank serviced more than 800,000 personal banking customers and small and medium-sized enterprises with a nationwide network of 197 branches and offices at the end of March 2007
- Agreement on the purchase price enabled Raiffeisen International to speed up the merger of Impexbank with ZAO Raiffeisenbank Austria
- After the merger, the new bank will be named ZAO Raiffeisenbank



Райффайзен БАНК
БАНК
БАНКОМАТ

Raiffeisen INTERNATIONAL
Member of RZB Group

Impexbank Integration on Track with Legal Merger Planned in 2007


2007
1 Q
2 Q
3 Q
4 Q
Legal Merger Preparation
Management Integration
Preparation of Unified Accounting and Controlling
Start Preparation for Ops/IT Integration
Business Transformation Projects in Corporate and Retail

- Capital increases in both banks finalized to support long-term growth
- Legal Merger procedure kicked-off with the goal to legally merge the two banks in 2007 (subject to approval of Central Bank)
- Joint Management operating, organizational structure defined and top managers nominated, middle managers to follow in the second quarter of 2007
- Key integration areas on track
- Re-branding of Impexbank branches to Raiffeisen brand under preparation

Strong Organic Growth Combined with High Profitability

Total Assets (€ bn)



11.5
14.4
20.1
28.9
40.7
55.9
2001
2002
2003
2004
2005
2006
Organic Growth
Acquisitions

Consolidated Profit in € mn



104
179
209
382
594*
1,182
55%
2002
2003
2004
2005
2006

* Excluding one-off effects

Substantial Increase in Retail Profit Contribution

Business Segment Breakdown of Profit before Tax (1-3/2006)


Treasury, Participations and Other 13%
Retail Customers 26%
€ 25 mn
€ 51 mn
€ 118 mn
Corporate Customers 61%

Total € 194 mn

Business Segment Breakdown of Profit before Tax (1-3/2007)


Treasury, Participations and Other 13%
Retail Customers 38%
€ 39 mn
€ 111 mn
€ 143 mn
Corporate Customers 49%

Total € 293 mn

Increasing Profits in All Regions

Regional Segment Breakdown of Profit before Tax (1-3/2006)


Central Europe
(CE)
40%
Commonwealth of
Independent States
(CIS)
30%
€ 57 mn
€ 79 mn
€ 58 mn
Southeastern
Europe (SEE)
30%

Total € 194 mn

Regional Segment Breakdown of Profit before Tax (1-3/2007)


Central Europe
(CE)
39%
Commonwealth of
Independent States
(CIS)
28%
€ 80 mn
€ 115 mn
€ 98 mn
Southeastern
Europe (SEE)
33%

Total € 293 mn

Retail – Rapid Growth in Customers and Profit

Customers (mn)


CAGR 02-06: 57%
2.0
3.3
5.0
9.7
12.1
12.4
2002
2003
2004
2005
2006
Q1/07

Profit before Tax (€ mn)


-64
-24
43
118
264
111
2002
2003
2004
2005
2006
Q1/07

Rapid Development of the Retail Business

- Start of region wide retail banking in 1999, break-even in 2004
- Largest profit growth of all business segments (+118% compared with Q1/2006)
- Q1/2007: 38% contribution to profit before tax
- 382 additional branches since Q1/2006 (incl. 178 branches from new consolidations)
- One of the largest branch network of all western banks in CEE (2,890 branches)
- 16 times more branches compared to 2000

Development of Branch Network



185
494
604
722
916
2,443
2,848
2,890
2000
2001
2002
2003
2004
2005
2006
Q1/07

Branch Expansion by 2009



Slovenia
2007 Q1: 14
2009 FY: 14
Czech Republic
2007 Q1: 118
2009 FY: 140
Poland
2007 Q1: 88
2009 FY: 128
Slovakia
2007 Q1: 145
2009 FY: 181
Belarus
2007 Q1: 66
2009 FY: 100
Hungary
2007 Q1: 121
2009 FY: 166
Croatia
2007 Q1: 52
2009 FY: 75
Russia
2007 Q1: 242
2009 FY: 369
Bosnia and Herzegovina
2007 Q1: 78
2009 FY: 98
Ukraine
2007 Q1: 1,299
2009 FY: 1,278
Serbia
2007 Q1: 69
2009 FY: 120
Romania
2007 Q1: 295
2009 FY: 420
Kosovo
2007 Q1: 33
2009 FY: 40
Albania
2007 Q1: 94
2009 FY: 105
Total Branches *
2007 Q1: 2,890
2009 FY: 3,474
Bulgaria
2007 Q1: 120
2009 FY: 188

* Including leasing and other branches

Corporate – Strong and Stable Profit Contributor

Average Volumes Corporate Customers (€ bn)


Loans CAGR 02-06: 31%
Deposits CAGR 02-06: 29%
5.6
4.2
7.3
5.3
8.8
6.4
12.7
9.4
16.6
11.6
2002
2003
2004
2005
2006
Loans
Deposits

Profitability


29.7%
30.0%
29.4%
26.9%
31.7%
154
221
230
337
467
2002
2003
2004
2005
2006
Profit before tax (€ mn)
RoE (pre-tax)

Highlights of the 1st Quarter 2007

ROE before tax in %


45.4 %
30.6 %
23.7 %
25.7 %
26.5 %*
27.3 %*
25.5%
1-3/2006
1-6/2006
1-9/2006
1-12/2006
1-3/2007

*Excluding one-off effects

Cost/Income ratio in %


58.4 %
57.4 %
55.1 %
64.4 %
57.2%
Q1/2006
Q2/2006
Q3/2006
Q4/2006
Q1/2007

Solid Growth in the First Three Months of 2007

Income Statement in € mn

	1-3/ 2007	1-3/ 2006	Growth in %
Net interest income	505.0	378.2	33.5%
Provisioning for possible loan losses	(75.9)	(55.4)	37.1%
Net commission income	275.1	185.0	48.7%
Trading profit/(loss)	35.6	29.9	19.1%
General administrative expenses	(476.5)	(347.5)	37.1%
Profit before Tax	292.5	193.9	50.8%
Consolidated Profit	192.6	124.2	55.0%

Financial Ratios

	1-3/ 2007	1-3/ 2006	Growth in %
Return on equity (ROE) before tax	25.5%	23.7%	1.8PP
Consolidated ROE	19.4%	17.7%	1.7PP
Cost/Income Ratio	57.2%	58.4%	(1.2)PP
Risk/Earnings Ratio	15.0%	14.6%	0.4PP
Earnings per share	€ 1.35	€ 0.87	55.2%

Profit before Tax in € mn



+ 51%
194
57
58
79
293
80
98
115
1-3/2006
1-3/2007
CE ■ SEE ■ CIS

Raiffeisen INTERNATIONAL
Member of RZB Group

Risk Management (I)

Net Provisioning Ratio [1]


0.86 %
0.98 %
0.81 %
0.97 %
0.78 %
2003
2004
2005
2006
1-3/2007

Non-performing Loans in % of Customer Loans


3.3%
2.4%
1.7%
2.1%
2.2 %
2003
2004
2005
2006
1-3/2007

Non-performing Loans & Coverage Ratio[2]

	2003	2004	2005	2006	1-3/ 2007
Non-performing loans (€ mn)	382	378	422	737	821
Coverage Ratio	71.2%	96.9%	154.1%	118.3%	112.4 %

Risk/Earnings Ratio


15.5 %
17.1 %
13.9 %
17.5 %
15.0 %
2003
2004
2005
2006
1-3/2007

(1) New provisions for impairment losses/average risk assets on the banking book
(2) Coverage Ratio = Total Risk Provisions/NPL

Raiffeisen INTERNATIONAL Member of RZB Group

Risk Management (II)

Development of Corporate Provisioning Ratio*

2003	2004	2005	2006	1-3/2007
0.56%	0.88%	0.72%	0.70%	0.54 %

Development of Retail Provisioning Ratio*

2003	2004	2005	2006	1-3/200
1.56%	1.56%	1.70%	1.69%	1.45%

* Not consolidated


Raiffeisen
INTERNATIO
Member of RZB G

Outlook

- We expect a consolidated profit of at least € 700 million for 2007
- For the period to 2009, we anticipate annual growth of our balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine
- We forecast a return on equity (ROE) before tax of more than 25 % for the year 2009. The cost/income ratio is expected to be below 58 %. We have set a target for the risk/earnings ratio of about 15 %

Raiffeisen International Mid-Term Targets


ROE before Tax in %
22.2%
21.8%
27.3%*
25.5%
>25.0%
2004
2005
2006
1-3/2007
2009


Cost/Income Ratio in %
63.5%
61.6%
59.1%
57.2%
<58.0%
2004
2005
2006
1-3/2007
2009


Risk/Earnings Ratio in %
17.1%
13.9%
17.5%
15.0%
~15.0%
2004
2005
2006
1-3/2007
2009

* Excluding one-off effects

Raiffeisen INTERNATIONAL
Member of RZB Group

Appendix



Raiffeisen INTERNATIONAL

Member of RZB Group

Experienced Management Team



Herbert Stepic, CEO
- Human Resources & Training
- Communications
- Internal Audit
- Legal & Compliance



Martin Grüll, CFO
- Investor Relations
- Group Controlling & Accounting
- Treasury Coordination & Asset Liability Management
- Strategic Portfolio Management
- Corporate Risk Management
- Retail Risk Management



Heinz Wiedner, COO
- Process & Productivity Management
- Organisation & Project Office
- Group IT
- Shared Service Centres & Country Coordination



Aris Bogdaneris, Retail
- Consumer Banking
- SE Banking
- Products & Marketing
- Sales & Distribution
- Affluent Banking



Peter Lennkh, Regions & Corporates
- Regional Office
- Corporate Relationship & Banking Alliances
- Corporate Banking CEE
- Corporate Product
- Leasing International
- Real Estate Development



Rainer Franz, CEO Tatra banka
- Executive Development & Training

Share Price Development from IPO



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
May/05
Jun/05
Jul/05
Aug/05
Sep/05
Oct/05
Nov/05
Dec/05
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Mar/07
Apr/07
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Share Information

- Traded on the Vienna Stock Exchange
- Prime Market Segment
- Indices: ATX, ATX Prime, ATX Five, Dow Jones Euro Stoxx, Dow Jones Stoxx 600, FTSEurofirst 300, MSCI
- 142,770,000 ordinary shares outstanding
- Approx. € 15 bn market capitalization (as of end-March 2007)
- 30 % free float
- ISIN Code AT0000606306
- Trading Symbols:

Vienna Stock Exchange	RIBH
Bloomberg	RIBH AV
Reuters	RIBH.VI

Shareholder structure

30% free float



Retail Investors 3.5%
Institutional Investors* 26.5%
RZB 70%

* Including IFC and EBRD

Financial calendar 2007

2007

5 June	**Annual General Meeting**
13 June	Ex-dividend date and dividend payment date
26 July	Start of quiet period
9 August	**Semi-Annual Report**, Conference Call
25 October	Start of quiet period
8 November	**Third-Quarter Report**, Conference Call

Contact

Susanne E. Langer

Vice President Investor Relations

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: susanne.langer@ri.co.at

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at



Czech Republic
Croatia

Disclaimer

- Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to integrate our acquisitions or to complete acquisitions or other projects on schedule; (iv) uncertainties associated with general economic conditions particularly in the CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligations, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor marketing or sales activity for such securities.
- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

FILE NO. 82-34958

Corporate Presentation



March 2007

Raiffeisen
INTERNATIONAL
Member of RZB Group

RI – The Leading Pure Play CEE Banking Group

Leadership

- Unique network of banks and leasing companies covering 16 CEE markets
- Top 3 bank by assets in 8 countries; in two of them No. 1 bank
- Strong and well known brand "Raiffeisen"

Growth

- Proven ability to capitalise on leading positions in highest growth region of Europe: 10-year CAGR in Total Assets of 40%
- Long term target of profitable asset growth at 2.5x nominal GDP growth rate

Profitability

- 1-9/2006 pre-tax ROE 26.5% (excl. one-off effect); 5-year CAGR in net income of 42%
- Excellent risk management: 5-year average risk/earnings ratio below 15%
- Cost efficiency: Cost/Income ratio of 56.9% at 1-9/2006

Business Strategy

- Clear focus on middle market and retail
- Focus on SEE and CIS

Unique CEE Banking Network in High Growth Markets

RI Ideally Positioned in the CEE Region [1]

Customers	11.7 mn
Outlets	2,775
Employees	52,079

Most Diversified CEE Country Presence[2]



Raiffeisen International, UniCredit[3]
15
Citigroup, Société Générale
9
Banca Intesa, ING, OTP, Volksbank
8
Erste Bank
7
Alpha, Hypo-Alpe Adria, Commerz
5
KBC
4

Total Assets Split by Geography [1]



Central Europe (CE) 39%
Southeastern Europe (SEE) 33%
Commonwealth of Independent States (CIS) 28%

(1) End of September 2006
(2) Majority interests in banks
(3) Excluding Turkey

Raiffeisen INTERNATIONAL Member of RZB Group

Strong and Lasting Potential for Banking in CEE

Average Nominal GDP Growth Rates 2005-2009E p.a.



Serbia 19.2%
Belarus 17.3%
Russia 16.4%
Ukraine 16.1%
Romania 12.2%
Bulgaria 11.3%
Bosnia & Herzegovina 10.3%
Albania 9.3%
Slovakia 9.0%
Czech Rep. 8.4%
Hungary 8.1%
Croatia 7.7%
Slovenia 7.0%
Poland 6.7%
Ø EU-12 4.04% p.a.
Ø CEE 12.62% p.a.

Credits to Households as % of GDP

EU-12 2005: 52.5 %



CE: 2001 8.1%, 2002 9.2%, 2003 10.9%, 2004 12.1%, 2005 14.4%
SEE: 2001 5.0%, 2002 7.0%, 2003 9.5%, 2004 11.6%, 2005 15.0%
CIS: 2001 1.9%, 2002 2.5%, 2003 3.2%, 2004 3.7%, 2005 5.7%

Credits to Private Enterprises as % of GDP

EU-12 2005: 42.7 %



CE: 2001 18.4%, 2002 17.2%, 2003 17.4%, 2004 17.0%, 2005 17.9%
SEE: 2001 11.9%, 2002 13.8%, 2003 15.1%, 2004 16.7%, 2005 18.8%
CIS: 2001 13.3%, 2002 14.8%, 2003 17.5%, 2004 18.9%, 2005 19.9%

Source: Thomson Financial Datastream, wiiw, Raiffeisen Research, Local Central Bank

Dynamic and Continuous Expansion of the Network

- Successful "greenfield" strategy ...



Hungary
Poland
Czech Republic
Bulgaria
Russia
Romania
Serbia
Slovakia
Croatia
Ukraine
1987
1991
1993
1994
1996
1998
2000
2001
2002
2003
2004
2005
2006
Bosnia and Herzegovina
Romania
Slovenia
Kosovo
Belarus
Priorbank
Albania
Ukraine
Raiffeisen BANK AVAL
Russia
IMPEXBANK
Czech Republic
eBanka

- ... complemented by targeted and profitable acquisitions

Aval and Impexbank Further Improve Our Strategic Position in CEE



Market Position
No. of Countries
Leadership in Highest Growth Markets
Top 1 - 3
Top 4 - 6
>6
8
4
3
Albania
Serbia
Kosovo
Bosnia & H.
Ukraine
Romania
Belarus
Slovakia
Croatia
Bulgaria
Leading Presence in Profitable Growth Markets
Hungary
Czech Republic
Ukraine
Russia
Leading Foreign Bank in Russia
Slovenia
Russia
Poland
Ø EU-12
4.04% p.a.
0%
2%
4%
6%
8%
10%
>12%
Average Nominal GDP Growth Rate 2005 - 2009E (p.a.)

Bank Aval Acquisition Update

- Purchase of 93.5% of the Joint Stock Post Pension Bank "Aval" in the Ukraine for US$ 1,028 mn completed and consolidated into group financial results (4th Quarter 2005)
- Fast growing banking sector with a total asset growth of approximately 58% in 2005 (in local currency terms)


39
37
53
132
37
35
55
37
38
64
69
43
40
42
40
37
37
38
104
80
71
40
43
41
86

Total Number of branches as of June 2006: ~1.300



- One of the largest branch networks in the country
- A solid retail customer base of approximately 3.6 mn retail customers (1st Half 2006)

Impexbank Acquisition Overview

- Purchase of 100% of the JSC Impexbank in Russia for US$ 555.2 mn (including US$ 30.2 mn for head office building as per independent appraisal)
- Impexbank has a strong focus on retail business (private individuals and SME)
- Nationwide 205 branches. Limited overlap with Raiffeisenbank Network



IMPEXBANK
Kaliningrad
Saint-Petersburg
Smolensk
Cherepovets
Bryansk
Kaluga
Moscow
Yaroslavl
Orel
Tula
Ivanovo
Kirov
Zheleznogorsk
Belgorod
Lipetsk
Nizhni Novgorod
Stary Oskol
Voronezh
Saransk
Perm
Taganrog
Saratov
Togliatti
Zlatoust
Ekaterinburg
Rostov-on-the-Don
Samara
Anapa
Krasnodar
Volgograd
Chelabinsk
Omsk
Stavropol
Essentuky
Surgut
Tomsk
Krasnoyarsk
Novosibirsk
Barnaul
Irkutsk
Yakutsk
Magadan
Petropavlovsk-Kamchatskiy
Blagoveshchensk
Khabarovsk
Vladivostok



- One of the leading banks in Russia in terms of regional coverage covering almost 70% of the Russian population(1)
- Raiffeisen International will save at least 4 years versus organic branch expansion
- Raiffeisenbank and Impexbank together No. 7 bank in Russia(2)
- Fast growing banking sector with a total asset growth of 36.6% (YoY) as per December 2005(2)

(1) **Source**: Central Bank of Russia
(2) In local currency terms

Pure Play on Large and Attractive CEE Market

Profit before Tax by Region


SEE
CE
35%
33%
CIS

Total € 650.6 mn
1-9/2006


SEE
CE
69%
19%
CIS

FY 2002


Commonwealth of Independent States "CIS"
Central Europe "CE"
South East Europe "SEE"

Strong Organic Growth Combined with High Profitability


Total Assets (€ bn)
11.5
0.4
11.1
14.4
0.8
13.6
20.1
1.1
19.0
28.9
2.6
26.3
Aval
40.7
3.0
2.6
35.1
Impex
50.3
1.7
5.6
43.0
2001
2002
2003
2004
2005
1-9/2006
Organic Growth
Acquisitions


Net Income (1) (€ mn)
CAGR 01-05: 42%
93.7
103.5
178.7
209.4
382.3
539.3
2001
2002
2003
2004
2005
1-9/2006

1) Consolidated profit after tax and minority interest

Sustainable Growth in Core Business


Loans CAGR 02-05: 44%
Deposits CAGR 02-05: 39%
8.2
9.4
11.7
12.1
16.2
18.2
24.7
24.9
2002
2003
2004
2005
Loans to Customers in € bn
Deposits from Customers in € bn

Substantial Increase in Retail Profit Contribution

Business Segment Breakdown of Profit before Tax (1-9/2005)



Treasury, Participations and Other 24%
Retail Customers 20%
€ 85.4 mn
€ 98.4 mn
€ 232.6 mn
Corporate Customers 56%

Total € 416.4 mn

Business Segment Breakdown of Profit before Tax (1-9/2006)*



Treasury, Participations and Other 12%
Retail Customers 34%
€81.2 mn
€ 219.4 mn
€ 350.1 mn
Corporate Customers 54%

Total € 650.6 mn

*Excluding one-off effect

Retail – Rapid Growth in Customers and Profit

Customers (mn)


CAGR 02-05: 70%
2.0
3.3
5.0
9.7
11.7
2002
2003
2004
2005
1-9/2006

Profit before Tax (€ mn)


2002
2003
-64.3
-23.8
42.5
117.6
219.4
2004
2005
1-9/2006

Branch Expansion by 2008



Slovenia
2006 3Q: 14
2008 FY: 14
Czech Republic
2006 3Q: 50
2008 FY: 100
Poland
2006 3Q: 86
2008 FY: 100
Slovakia
2006 3Q: 143
2008 FY: 150
Belarus
2006 3Q: 58
2008 FY: 63
Hungary
2006 3Q: 112
2008 FY: 132
Croatia
2006 3Q: 46
2008 FY: 55
Russia
2006 3Q: 242
2008 FY: 325
Bosnia & Herzegovina
2006 3Q: 74
2008 FY: 75
Ukraine
2006 3Q: 1,372
2008 FY: 1,381
Serbia
2006 3Q: 56
2008 FY: 100
Romania
2006 3Q: 245
2008 FY: 350
Kosovo
2006 3Q: 32
2008 FY: 37
Albania
2006 3Q: 91
2008 FY: 100
Total Branches *
2006 3Q: 2,775
2008 FY: 3,167
Bulgaria
2006 3Q: 102
2008 FY: 125

* Including leasing and other branches

Corporate – Strong and Stable Profit Contributor

Average Volumes Corporate Customers (€ bn)



Loans CAGR 02-05: 31%
Deposits CAGR 02-05: 31%
5.6
4.2
7.3
5.3
8.8
6.4
12.7
9.4
15.75
10.87
2002
2003
2004
2005
1-9/2006
Loans
Deposits

Profitability



29.7%
30.0%
29.4%
26.9%
31.7%
153.9
221.0
229.6
336.8
350.1
2002
2003
2004
2005
1-9/2006
Profit before tax (€ mn)
RoE (pre-tax)

Highlights of the 3rd Quarter 2006

ROE before tax in %


24.7%
22.8%
22.1%
21.8%
23.7%
25.7%
30.6%
26.5%*
1-3/2005
1-6/2005
1-9/2005
1-12/2005
1-3/2006
1-6/2006
1-9/2006

Consolidated Profit in € mn


92.8
93.0
93.2
103.3
124.2
165.0
250.1
148.2*
Q1/2005
Q2/2005
Q3/2005
Q4/2005
Q1/2006
Q2/2006
Q3/2006

*Excluding one-off effect

Cost/Income ratio in %


59.9%
59.9%
58.6%
66.5%
58.4%
57.4%
55.1%
Q1/2005
Q2/2005
Q3/2005
Q4/2005
Q1/2006
Q2/2006
Q3/2006

Total Assets in € bn


31.5
32.9
34.7
40.7
42.0
46.3
50.3
Q1/2005
Q2/2005
Q3/2005
Q4/2005
Q1/2006
Q2/2006
Q3/2006

Solid Growth in the First Nine Months of 2006

Income Statement in € mn

	1-9/ 2006	1-9/ 2005	Growth in %
Net interest income	1,250.7	841.1	48.7%
Provisioning for possible loan losses	(229.3)	(119.5)	91.8%
Net commission income*	660.9	281.3	135.0%
Trading profit/(loss)*	111.9	198.2	(43.6%)
General administrative expenses	(1,156.4)	(782.8)	47.7%
Profit before Tax	752.6	416.4	80.7%
Consolidated Profit	539.3	279.1	93.3%

Financial Ratios

	1-9/ 2006	1-9/ 2005	Growth in %
Return on equity (ROE) before tax	30.6%	22.1%	8.5 PP
Consolidated ROE	26.1%	17.2%	8.9 PP
Cost/Income Ratio	56.9%	59.5%	(2.6 PP)
Risk/Earnings Ratio	18.3%	14.2%	4.1 PP
Earnings per share	€ 3.78	€ 2.06	83.5%

Profit before Tax in € mn



80.7%
752.6
315.9
205.4
231.2
416.4
96.3
139.5
180.6
1-9/2005
1-9/2006
CE
SEE
CIS

* Reclassification from trading profit to net commission income.

Raiffeisen INTERNATIONAL Member of RZB Group

Risk Management (I)

Net Provisioning Ratio [1]



0.86%
0.98%
0.81%
1.01%
2003
2004
2005
1-9/2006

Non-performing Loans in % of Customer Loans



3.3%
2.4%
1.7%
2.1%
2003
2004
2005
1-9/2006

Non-performing Loans & Coverage Ratio[2]

	2003	2004	2005	1-9/ 2006
Non-performing loans (€ mn)	382	378	422	696
Coverage Ratio	71.2%	96.9%	154.1%	124.1%

Risk/Earnings Ratio



15.5 %
17.1 %
13.9 %
18.3 %
2003
2004
2005
1-9/2006

(1) New provisions for impairment losses/average risk assets on the banking book
(2) Coverage Ratio = Total Risk Provisions/NPL

Risk Management (II)

Development of Corporate Provisioning Ratio*



0.56%
0.88%
0.72%
0.75%
2003
2004
2005
1-9 2006

Development of Retail Provisioning Ratio*



1.56%
1.56%
1.70%
1.71%
2003
2004
2005
'1-9/2006

* Not consolidated

Outlook

- We expect strong earnings growth for the medium term in the CIS and above all in Ukraine and Russia. However, restructuring measures in Ukraine and Russia, due to the acquisition of Bank Aval and Impexbank, will burden earnings in the short term.
- We continue to judge the potential for the countries of Southeastern Europe (SEE) optimistically, but somewhat more cautiously because of restrictions on credit growth prescribed by supervisory authorities.
- In Central Europe (CE), we are increasingly focusing on the fast-growing segments of asset management and insurance products in addition to traditional business.
- By our estimates, the balance sheet total will grow by at least 20% annually in the period to 2008. We see the strongest increases in the CIS, partly because of the acquisitions made there.
- In view of the positive business development in the past few months, we now expect consolidated profit for 2006 of approximately € *550 mn, excluding the proceeds from the sale of Raiffeisenbank Ukraine and the proceeds* from the sale of our minority stake in Bank TuranAlem.
- The company forecasts a return on equity (ROE) before tax of more than 25 per cent for the year 2009. The cost/income ratio is expected to be below 58 per cent. The management has set the target for the risk/earnings ratio at about 15 per cent.

Raiffeisen International Mid-Term Financial Targets

ROE before Tax in %


24.1%
22.2%
21.8%
> 25.0%
2003
2004
2005
2009

Cost/Income Ratio in %


64.7%
63.5%
61.6%
< 58.0%
2003
2004
2005
2009

Risk/Earnings Ratio in %


15.5%
17.1%
13.9%
~15.0%
2003
2004
2005
2009

Appendix



Raiffeisen INTERNATIONAL
Member of RZB Group

Experienced Management Team



Herbert Stepic, CEO
- Strategy & Acquisitions
- Communications
- Human Resources
- Internal Audit
- Legal & Compliance



Martin Grüll, CFO
- Investor Relations
- Group Controlling & Accounting
- Treasury Coordination & Asset Liability Management
- Risk Management



Heinz Wiedner, COO
- Group IT
- Group Transformation Office
- Operations Planning & Special Projects
- Organisation & Project Office
- Process & Productivity Management
- Regional Cards Processing centre



Aris Bogdaneris, Retail
- Cards
- Consumer Banking & SME
- Distribution Channels & Services
- Coordination/Alliances



Peter Lennkh, Regions & Corporates
- Corporate Relationships & Products
- Network Bank Services
- Raiffeisen Leasing International
- Real Estate Development



Rainer Franz, CEO Tatra banka
- Training & Executive Development

Share Price Development from IPO



Index base = € 32.50 (issue price)
€
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
May/05
Jun/05
Jul/05
Aug/05
Sep/05
Oct/05
Nov/05
Dec/05
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Share Information

- Traded on the Vienna Stock Exchange
- Prime Market Segment
- Indices: ATX, ATX Prime, ATX Five, Dow Jones Euro Stoxx, Dow Jones Stoxx 600, FTSEurofirst 300, MSCI
- 142,770,000 ordinary shares outstanding
- Approx. € 17 bn market capitalization (as of mid-February 2007)
- 30 % free float
- ISIN Code AT0000606306
- Trading Symbols:

Vienna Stock Exchange	RIBH
Bloomberg	RIBH AV
Reuters	RIBH.VI

Shareholder structure

30% free float



Retail Investors 8%
Institutional Investors* 22%
RZB 70%

* Including IFC and EBRD

Financial calendar 2007

2007

28 February	Start of quiet period
28 March	**2006 Annual Report**, Analyst meeting, Conference Call
26 April	Start of quiet period
10 May	**First-quarter Report**, Conference Call
5 June	**Annual general meeting**
13 June	Ex-dividend date and dividend payment date
26 July	Start of quiet period
9 August	**Semi-annual Report**, Conference Call
25 October	Start of quiet period
8 November	**Third-quarter Report**, Conference Call

Contact

Susanne E. Langer

Head of Investor Relations

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: susanne.langer@ri.co.at

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at



Raiffeisen BANK
Czech Republic
Croatia

Disclaimer

- Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to integrate our acquisitions or to complete acquisitions or other projects on schedule; (iv) uncertainties associated with general economic conditions particularly in the CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligations, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor marketing or sales activity for such securities.

FILE NO. 82-34958

Corporate Presentation

April 2007

Raiffeisen
INTERNATIONAL
Member of RZB Group

RI – The Leading Pure Play CEE Banking Group

Leadership

- Unique network of banks and leasing companies covering 16 CEE markets
- Top 3 bank by assets in 8 countries; in two of them No.1 bank
- Strong and well known brand "Raiffeisen"

Growth

- Proven ability to capitalise on leading positions in highest growth region of Europe: 10-year CAGR in total assets of approximately 40%
- Long term target of profitable asset growth at 2.5x nominal GDP growth rate

Profitability

- 1-12/2006 pre-tax ROE 27.3% (excl. one-off effects); 5-year CAGR in net income of 55%*
- Excellent risk management: 5-year average risk/earnings ratio approximately 15%
- Cost efficiency: Cost/income ratio of 59.1% at year-end 2006

Business Strategy

- Clear focus on middle market and retail
- Focus on SEE and CIS

* Excluding one-off effects

Raiffeisen INTERNATIONAL
Member of RZB Group

Unique CEE Banking Network in High Growth Markets

RI Ideally Positioned in the CEE Region *

Customers	12.1 mn
Outlets	2,848
Employees	52,732

Total Assets Split by Geography *



Southeastern Europe (SEE) 34%
Central Europe (CE) 41%
Commonwealth of Independent States (CIS) 25%

Total assets:
€ 55.9 bn



Commonwealth of Independent States "CIS"
Central Europe "CE"
South East Europe "SEE"

* At year-end 2006

Strong and Lasting Potential for Banking in CEE

Average Nominal GDP Growth Rates 2005-2009E p.a.


Serbia 17.91%
Belarus 17.75%
Russia 16.03%
Ukraine 15.46%
Romania 12.61%
Bulgaria 11.70%
Bosnia a. H. 11.49%
Slovakia 9.69%
Albania 8.97%
Czech Rep. 8.39%
Hungary 8.25%
Croatia 7.73%
Slovenia 6.93%
Poland 6.79%
Ø EU-13
4.34% p.a.
Ø CEE
12.48 % p.a.

Source: Thomson Financial Datastream, wiiw, Raiffeisen Research, Local Central Bank

Credits to Households as % of GDP


EU-12 2005: 52.5 %
8.1%
9.2%
10.9%
12.1%
14.4%
5.0%
7.0%
9.5%
11.6%
15.0%
1.9%
2.5%
3.2%
3.7%
5.7%
2001 2002 2003 2004 2005
CE
2001 2002 2003 2004 2005
SEE
2001 2002 2003 2004 2005
CIS

Credits to Private Enterprises as % of GDP


EU-12 2005: 42.7 %
18.4%
17.2%
17.4%
17.0%
17.9%
11.9%
13.8%
15.1%
16.7%
18.8%
13.3%
14.8%
17.5%
18.9%
19.9%
2001 2002 2003 2004 2005
CE
2001 2002 2003 2004 2005
SEE
2001 2002 2003 2004 2005
CIS

Raiffeisen INTERNATIONAL
Member of RZB Group

Dynamic and Continuous Expansion of the Network


Hungary
Poland
Slovakia
TATRA BANKA
Czech Republic
Bulgaria
Croatia
Russia
Ukraine
Romania
Serbia
1987
1991
1993
1994
1996
1998
2000
2001
2002
2003
2004
2005
2006
Bosnia and Herzegovina
Romania
Slovenia
Kosovo
Belarus
Priorbank
Albania
Ukraine
Raiffeisen BANK AVAL
Russia
IMPEXBANK
Czech Republic
eBanka

- Successful "greenfield" strategy ...
- ... complemented by targeted and profitable acquisitions

Aval and Impexbank Further Improve Our Strategic Position in CEE



Market Position
No. of Countries
Top 1 - 3
8
Top 4 - 6
4
>6
3
Leadership in Highest Growth Markets
Albania
Serbia
Kosovo
Bosnia & H.
Ukraine
Romania
Belarus
Slovakia
Croatia
Bulgaria
Leading Presence in Profitable Growth Markets
Czech Republic
Hungary
Russia
Leading Foreign Bank in Russia
Slovenia
Poland
Ø EU-13
4.34% p.a.
0%
2%
4%
6%
8%
10%
>12%
Average Nominal GDP Growth Rate 2005 - 2009E (p.a.)

Raiffeisen INTERNATIONAL
Member of RZB Group

Ukraine – An Important Future Market

- Raiffeisen International closed the sale of 100 per cent of its shares in JSCB Raiffeisenbank Ukraine to OTP Bank Zrt., Budapest, on 21st November 2006
- Raiffeisenbank Ukraine (now CJSC OTP Bank) had a balance sheet total of € 1.6 bn at the end of September 2006 and operated from 42 business outlets. The sales price amounted to € 650 mn
- JSCB Raiffeisenbank Ukraine was consolidated for 10 months in 2006 until the end of October
- The sale produced a one-off gain of € 486 mn, which has been entered into the accounts of the fourth quarter
- We will save on merger costs and accelerate the transformation of Raiffeisen Bank Aval
- Raiffeisen Bank Aval, which was acquired in October 2005, is the second-largest bank in Ukraine with a balance sheet total of € 4.3 bn and 1,312 business outlets and serviced 4.1 mn customers at the end of 2006


Райффайзен
БАНК АВАЛЬ
КИЇВСЬКА РЕГІОНАЛЬНА ДИРЕКЦІЯ

Raiffeisen INTERNATIONAL Member of RZB Group

Transformation Timeline of Raiffeisen Bank Aval

Get control, define strategy and plan initiatives

Project portfolio defined, implementation started

Start to improve network, prepare for centralization

Re-branding


Focus
2006
2007
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Strategic projects/ business building
Restructuring and modernizing
Implementation of Bankmaster
Expand further
and
explore
new opportunities

Focus 2006:
Business Building and
Core Banking System

Focus 2007:
Optimization and
Restructuring

Transformation of Raiffeisen Bank Aval – Milestones and Outlook

2006 Milestones

- ✓ Phase 1 of transformation (strategy definition, organizational structure development and staffing, systems enhancement)
- ✓ Implementation of small and medium-sized enterprises/agro business model
- ✓ National re-branding campaign and re-branding of priority branches
- ✓ Branch network strategy development
- ✓ Enhancement of financial control (MIS, standardization of financial reporting)
- ✓ Streamlining of product portfolio

Outlook for 2007

- Improvement of pricing policy
- Implementation of new branch network model (new client segmentation and modern branch design)
- Becoming first in class in retail risk management
- Improvement of core branch processes and centralization of back office functions
- Finalization of core banking system roll-out
- Final implementation of new MIS system
- Management development and training and incentive/compensation system

Impexbank Deal Overview


Райффайзен БАНК
БАНК
БАНКОМАТ

- Signing took place on 31st January 2006 and Impexbank was consolidated to Raiffeisen International at the beginning of May 2006
- A total of USD 563 mn was paid for the acquisition of Impexbank, resulting in a price/book multiple of around 3.0x
- Impexbank serviced more than 750,000 personal banking customers and small and medium-sized enterprises with a nationwide network of 203 branches and offices together with a further 400 distribution outlets at the end of 2006
- Agreement on the purchase price enabled Raiffeisen International to speed up the merger of Impexbank with ZAO Raiffeisenbank Austria
- After the merger, the new bank will be named ZAO Raiffeisenbank

Impexbank Integration on Track with Legal Merger Planned in 2007


2007
1 Q
2 Q
3 Q
4 Q
Legal Merger Preparation
Management Integration
Preparation of Unified Accounting and Controlling
Start Preparation for Ops/IT Integration
Business Transformation Projects in Corporate and Retail

- Capital increases in both banks finalized to support long-term growth
- Legal Merger procedure kicked-off with the goal to legally merge the two banks in 2007 (subject to approval of Central Bank)
- Joint Management operating, organizational structure defined and top managers nominated, middle managers to follow in the second quarter of 2007
- Key integration areas on track
- Re-branding of Impexbank branches to Raiffeisen brand under preparation

Raiffeisen INTERNATIONAL Member of RZB Group

Strong Organic Growth Combined with High Profitability


Total Assets (€ bn)
11.5
0.4
11.1
14.4
0.8
13.6
20.1
1.1
19.0
28.9
2.6
26.3
40.7
5.6
35.1
55.9
7.9
48.0
2001
2002
2003
2004
2005
2006
Organic Growth
Acquisitions


Consolidated Profit in € mn
104
179
209
382
594*
1,182
55%
2002
2003
2004
2005
2006

* Excluding one-off effects

Substantial Increase in Retail Profit Contribution

Business Segment Breakdown of Profit before Tax (FY 2005)


Treasury, Participations and Other 20%
Retail Customers 21%
€ 118 mn
€ 114 mn
€ 337 mn
Corporate Customers 59%

Total € 569 mn

Business Segment Breakdown of Profit before Tax (FY 2006)*


Treasury, Participations and Other 18%
Retail Customers 30%
€160 mn
€ 264 mn
€ 467 mn
Corporate Customers 52%

Total € 891 mn*

*Excluding one-off effects

Increase in Profit Contribution of CIS

Regional Segment Breakdown of Profit before Tax (FY 2005)


Commonwealth of Independent States (CIS) 27%
€ 151 mn
Central Europe (CE) 40%
€ 230 mn
Southeastern Europe (SEE) 33%
€ 188 mn

Total € 569 mn

Regional Segment Breakdown of Profit before Tax (FY 2006)*


Commonwealth of Independent States (CIS) 33%
€ 291 mn
Central Europe (CE) 35%
€ 316 mn
Southeastern Europe (SEE) 32%
€ 285 mn

Total € 891 mn*

*Excluding one-off effects

Retail – Rapid Growth in Customers and Profit

Customers (mn)


CAGR 02-06: 57%
2.0
3.3
5.0
9.7
12.1
2002
2003
2004
2005
2006

Profit before Tax (€ mn)


-64
-24
43
118
264
2002
2003
2004
2005
2006

Raiffeisen INTERNATIONAL Member of RZB Group

Rapid Development of the Retail Business

- Start of region wide retail banking in 1999, break-even in 2004
- Largest profit growth of all business segments (+124% in 2006)
- 2006: 30% contribution to profit before tax
- More than 150,000 new customers per month (excluding acquisitions)
- 405 additional branches in 2006 (incl. 178 branches from new consolidations)
- One of the largest branch network of all western banks in CEE (2,848 branches)
- 15 times more branches compared to 2000

Development of Branch Network



185
494
604
722
916
2,443
2,848
2000
2001
2002
2003
2004
2005
2006

Branch Expansion by 2009


Slovenia
2006 FY: 14
2009 FY: 14
Czech Republic
2006 FY: 115
2009 FY: 140
Poland
2006 FY: 86
2009 FY: 128
Slovakia
2006 FY: 145
2009 FY: 181
Belarus
2006 FY: 62
2009 FY: 100
Hungary
2006 FY: 122
2009 FY: 166
Croatia
2006 FY: 48
2009 FY: 75
Russia
2006 FY: 244
2009 FY: 369
Bosnia and Herzegovina
2006 FY: 75
2009 FY: 98
Ukraine
2006 FY: 1,312
2009 FY: 1,278
Serbia
2006 FY: 68
2009 FY: 120
Romania
2006 FY: 266
2009 FY: 420
Kosovo
2006 FY: 33
2009 FY: 40
Albania
2006 FY: 94
2009 FY: 105
Total Branches *
2006 FY: 2,848
2009 FY: 3,474
Bulgaria
2006 FY: 111
2009 FY: 188

* Including leasing and other branches

Corporate – Strong and Stable Profit Contributor

Average Volumes Corporate Customers (€ bn)



Loans CAGR 02-06: 31%
Deposits CAGR 02-06: 29%
5.6
4.2
7.3
5.3
8.8
6.4
12.7
9.4
16.6
11.6
2002
2003
2004
2005
2006
Loans
Deposits

Profitability



29.7%
30.0%
29.4%
26.9%
31.7%
154
221
230
337
467
2002
2003
2004
2005
2006
Profit before tax (€ mn)
RoE (pre-tax)

Highlights 2006

ROE before tax in %



24.7%
22.8%
22.1%
21.8%
23.7%
25.7%
30.6%
26.5%
45.4%
27.3%
1-3/2005
1-6/2005
1-9/2005
1-12/2005
1-3/2006
1-6/2006
1-9/2006
1-12/2006

☐ Excluding one-off effects

Cost/Income ratio in %*



59.9%
59.9%
58.6%
66.5%
58.4%
57.4%
55.1%
64.4%
Q1/2005
Q2/2005
Q3/2005
Q4/2005
Q1/2006
Q2/2006
Q3/2006
Q4/2006

*Please note this is the quarterly cost/income ratio

Solid Growth in 2006

Income Statement in € mn Excluding One-Offs

	1-12/ 2006	1-12/ 2005	Growth in %
Net interest income	1,764	1,202	46.7%
Provisioning for possible loan losses	(309)	(167)	84.7%
Net commission income*	933	607	53.8%
Trading profit/(loss)*	175	101	73.1%
General administrative expenses	(1,694)	(1,163)	45.7%
Profit before Tax	891	569	56.7%
Consolidated Profit	594	382	55.3%

Financial Ratios Excluding One-Offs

	1-12/ 2006	1-12/ 2005	Growth
Return on equity (ROE) before tax	27.3%	21.8%	5.5 PP
Consolidated ROE	21.4%	17.2%	4.2 PP
Cost/Income Ratio	59.1%	61.6%	(2.5 PP)
Risk/Earnings Ratio	17.5%	13.9%	3.6 PP
Earnings per share	€ 4.17	€ 2.79	49.5%

* Reclassification from trading profit to net commission income.

Profit before Tax in € mn Excluding One-Offs



57%
569
151
188
230
891
291
285
316
1-12/2005
1-12/2006
CE SEE CIS

Risk Management (I)

Net Provisioning Ratio [1]



0.86 %
0.98 %
0.81 %
0.97 %
2003
2004
2005
2006

Non-performing Loans in % of Customer Loans



3.3%
2.4%
1.7%
2.1%
2003
2004
2005
2006

Non-performing Loans & Coverage Ratio[2]

	2003	2004	2005	2006
Non-performing loans (€ mn)	382	378	422	737
Coverage Ratio	71.2%	96.9%	154.1%	118.3%

Risk/Earnings Ratio



15.5 %
17.1 %
13.9 %
17.5 %
2003
2004
2005
2006

(1) New provisions for impairment losses/average risk assets on the banking book
(2) Coverage Ratio = Total Risk Provisions/NPL

Raiffeisen INTERNATIONAL Member of RZB Group

Risk Management (II)

Development of Corporate Provisioning Ratio*



0.56%
0.88%
0.72%
0.70%
2003
2004
2005
2006

Development of Retail Provisioning Ratio*



1.56%
1.56%
1.70%
1.69%
2003
2004
2005
2006

* Not consolidated

Outlook

- We expect that corporate customer business will again make the largest contribution to overall profit in 2007. The focus on the mid-market segment will be intensified this year. The emphasis in the retail segment, which is developing very well, will be on further expansion of our branch network and of alternative distribution channels e.g. the internet and call centers
- We expect a consolidated profit of at least € 700 million for 2007
- For the period to 2009, we anticipate annual growth of our balance sheet total by at least 20 per cent. The largest increases should continue to come from the CIS despite the absence of Raiffeisenbank Ukraine
- We forecast a return on equity (ROE) before tax of more than 25 % for the year 2009. The cost/income ratio is expected to be below 58 %. We have set a target for the risk/earnings ratio of about 15 %

Raiffeisen International Mid-Term Targets

ROE before Tax in %



22.2%
21.8%
27.3%*
> 25.0%
2004
2005
2006
2009

Cost/Income Ratio in %



63.5%
61.6%
59.1%
< 58.0%
2004
2005
2006
2009

Risk/Earnings Ratio in %



17.1%
13.9%
17.5%
~15.0%
2004
2005
2006
2009

* Excluding one-off effects

Raiffeisen INTERNATIONAL Member of RZB Group

Appendix



Raiffeisen INTERNATIONAL

Member of RZB Group

Experienced Management Team



Herbert Stepic, CEO
- Human Resources & Training
- Communications
- Internal Audit
- Legal & Compliance



Martin Grüll, CFO
- Investor Relations
- Group Controlling & Accounting
- Treasury Coordination & Asset Liability Management
- Strategic Portfolio Management
- Corporate Risk Management
- Retail Risk Management



Heinz Wiedner, COO
- Process & Productivity Management
- Organisation & Project Office
- Group IT
- Shared Service Centres & Country Coordination



Aris Bogdaneris, Retail
- Consumer Banking
- SE Banking
- Products & Marketing
- Sales & Distribution
- Affluent Banking



Peter Lennkh, Regions & Corporates
- Regional Office
- Corporate Relationship & Banking Alliances
- Corporate Banking CEE
- Corporate Product
- Leasing International
- Real Estate Development



Rainer Franz, CEO Tatra banka
- Executive Development & Training

Share Price Development from IPO



Index base = € 32.50 (issue price)
€ 130
€ 120
€ 110
€ 100
€ 90
€ 80
€ 70
€ 60
€ 50
€ 40
€ 30
Apr/05
May/05
Jun/05
Jul/05
Aug/05
Sep/05
Oct/05
Nov/05
Dec/05
Jan/06
Feb/06
Mar/06
Apr/06
May/06
Jun/06
Jul/06
Aug/06
Sep/06
Oct/06
Nov/06
Dec/06
Jan/07
Feb/07
Mar/07
Raiffeisen International
ATX (relative to RI)
DJ EURO STOXX Banks (relative to RI)

Share Information

- Traded on the Vienna Stock Exchange
- Prime Market Segment
- Indices: ATX, ATX Prime, ATX Five, Dow Jones Euro Stoxx, Dow Jones Stoxx 600, FTSEurofirst 300, MSCI
- 142,770,000 ordinary shares outstanding
- Approx. € 15 bn market capitalization (as of end-March 2007)
- 30 % free float
- ISIN Code AT0000606306
- Trading Symbols:

Vienna Stock Exchange	RIBH
Bloomberg	RIBH AV
Reuters	RIBH.VI

Shareholder structure

30% free float



Retail Investors 3.5%
Institutional Investors* 26.5%
RZB 70%

* Including IFC and EBRD

Raiffeisen INTERNATIONAL Member of RZB Group

Financial calendar 2007

2007

26 April	Start of quiet period
10 May	**First-Quarter Report**, Conference Call
5 June	**Annual general meeting**
13 June	Ex-dividend date and dividend payment date
26 July	Start of quiet period
9 August	**Semi-Annual Report**, Conference Call
25 October	Start of quiet period
8 November	**Third-Quarter Report**, Conference Call

Contact

Susanne E. Langer

Head of Investor Relations

Raiffeisen International Bank-Holding AG

Am Stadtpark 9

A-1030 Vienna, Austria

Tel.: +43 (1) 71707 2089

Fax: +43 (1) 71707 2138

e-mail: susanne.langer@ri.co.at

e-mail: investor.relations@ri.co.at

Internet: www.ri.co.at



Raiffeisen BANK
Czech Republic
Croatia

Disclaimer

- Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words 'may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue' and similar expressions identify forward-looking statements.
- By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events, and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Undue reliance should not be placed on these forward-looking statements. Many factors could cause our results of operations, financial condition, liquidity, and the development of the industries in which we compete to differ materially from those expressed or implied by the forward-looking statements contained herein.
- These factors include, among others: (i) our ability to compete in the regions in which we operate; (ii) our ability to meet the needs of our customers; (iii) our ability to integrate our acquisitions or to complete acquisitions or other projects on schedule; (iv) uncertainties associated with general economic conditions particularly in the CEE; (v) governmental factors, including the costs of compliance with regulations and the impact of regulatory changes; (vi) the impact of currency exchange rate and interest rate fluctuations; and (vii) other risks, uncertainties and factors inherent in our business.
- We do not intend, and do not assume any obligations, to update forward-looking statements set forth herein.
- This document does not constitute an offer of securities, nor a solicitation for an offer of securities, nor marketing or sales activity for such securities.
- We have exercised utmost diligence in the preparation of this presentation and checked the data contained therein. However, rounding, transmission, printing, and typographical errors cannot be ruled out.

END